Exhibit 21.1

List of Significant Subsidiaries

Cimarex Energy Co. of Colorado, a Texas corporation
Cimarex Gas Gathering, Inc., a Texas corporation
Key Production Company, Inc., a Delaware corporation
Magnum Hunter Production, Inc., a Texas corporation
Oklahoma Gas Processing, Inc., a Delaware corporation
Prize Energy Resources, Inc., a Delaware corporation
Resolute Natural Resources Southwest, LLC, a Delaware limited liability company